EXHIBIT 10.1



March 16, 2021

Mr. Ronald F. Valenta
5200 Jessen Drive
La Cañada, CA 91011

Dear Ron:

General Finance Corporation (the "Company") is pleased to confirm the terms of your employment agreement (this "Agreement") under which you will serve as the Executive Chairman of the Board of Directors of the Company (the "Board") commenced on January 1, 2018. The Company is listed on The NASDAQ Stock Market. We believe the position of Executive Chairman will be rewarding and focused upon, but not limited to, the traditional areas of mentoring our new Chief Executive Officer ("CEO"), assisting the CEO in completing his strategic plan and advising on capital allocation and procurement.

Your employment will be on the following terms and conditions:

1.   Title and Responsibilities

        1.1   You will serve as Executive Chairman of the Company effective January 1, 2018. Your duties and responsibilities shall be those normally and customarily vested in an Executive Chairman, as incident to the duties set forth herein and as set forth in the Bylaws of the Company. Some of your duties are listed on Exhibit A.

        1.2   You agree to obey all rules, regulations and special instructions of the Company and all other rules, regulations, guides, handbooks, procedures, policies and special instructions applicable to the Company's business in connection with your duties hereunder and you shall endeavor to improve your ability and knowledge of the Company's business in an effort to increase the value of your services for the mutual benefit of the Company and you.

        1.3   You will perform your responsibilities principally at the executive offices of the Company.

2.   Base Salary. Your base salary ("Base Salary") will be $425,000 per year, with (i) $20,000 per month payable in two equal installments plus (ii) four quarterly payments of $46,250, in each case less applicable tax withholding; the Base Salary will be reviewed annually.

3.   Bonus. Eligible every year as determined by the Company's Board and Compensation Committee.

4.   Equity Incentives. The Company has adopted the Amended and Restated 2014 Stock Incentive Plan (this plan, as it may be amended, supplemented or superseded by any other stock incentive plans, the "Plan"). The Plan authorizes the grant of stock options, share appreciation rights, restricted shares, restricted share units, unrestricted shares, deferred share units and

performance and cash-settled awards (each of the foregoing, an "<u>Award</u>" and collectively, the "<u>Awards</u>"). The Committee shall have discretion to determine the value of any Awards other than restricted shares granted under this Section 4. Under this Agreement you will receive Awards granted to Board members.

5.   <u>Reimbursement of Expenses</u>. The Company shall pay you a monthly allowance of $2,500 per month. You will be reimbursed for reasonable and necessary work-related expenses, including but not limited to, phone charges, travel expenses, desk top computer, and other reasonable and necessary work-related costs will be borne by the Company.

6.   <u>Employee Benefits</u>. You will be entitled to participate on the same basis in all offered benefits or programs as any other employee of the Company for medical insurance and retirement programs. Medical and dental benefits will be provided to you and your immediate family at no cost to you.

7.   <u>Term and Termination of Employment</u>. Your new duties and responsibilities will commence on January 1, 2018 (or such other date as may be agreed between you and the Company) and will terminate on the earliest to occur of the following:

      7.1   upon your death;

      7.2   upon the delivery to you of written notice of termination by the Company if you shall suffer a physical or mental disability which renders you unable to perform your duties and obligations under this Agreement for either 60 consecutive days or 120 days in any 12-month period;

      7.3   upon 30 days' written notice from you to the Company;

      7.4   upon written notice from you to the Company for one or more of the following effected without your written consent ("<u>Good Reason</u>"), provided that such notice is received within 90 days of the event or circumstance constituting Good Reason: (a) a reduction in your Base Salary; (b) you are assigned duties and responsibilities that are materially beneath those of an executive chairman and provided that you notify the Company within five business days of the assignment of such duties that you believe are the basis of termination of your employment for Good Reason and the Company does not revoke such duties and responsibilities;

      7.5   upon delivery to you of written notice of termination by the Company (i) For Cause, or (ii) without cause following receipt of written notice of termination from you pursuant to Section 7.3 of this Agreement; or

      7.6   upon delivery to you of written notice of termination by the Company without cause.

8.   <u>Severance</u>

      8.1   Upon termination of your employment for any reason, you shall not be entitled to any severance, except that if you terminate your employment for Good Reason or there is a change of control of the Company (change of control is defined as the majority of the Company's outstanding shares are purchased by another investor(s)), or the Company terminates your employment without cause, you shall be entitled to a lump sum severance payment equal to 12 months' Base Salary as in effect on the date of termination (but prior to any reduction in salary that entitled you to terminate your employment for Good Reason) provided that you execute and deliver to the Company, and do not revoke, a written release (the "Release"), in form and substance satisfactory to the Company, of any and all claims against the Company and its subsidiaries, directors, officers and affiliates with respect to all matters arising out of your employment by the Company. The Company shall be entitled to defer payment of any amounts under this Section 8 until the expiration of any period during which you shall have the right to revoke the Release.

8.2   Notwithstanding the timing of payments set forth in this Agreement, if the Company determines that you are a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and that, as a result of such status, any portion of the payment under this Agreement would be subject to additional taxation, the Company will delay paying any portion of such payment until the earliest permissible date on which payments may commence without triggering such additional taxation (with such delay not to exceed six months), with the first such payment to include the amounts that would have been paid earlier but for the above delay.

9.   Certain Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

9.1   "For Cause" shall mean, in the context of a basis for termination of your employment with the Company, that:

9.1.1   you breach any obligation, duty or agreement under this Agreement, which breach is not cured or corrected within 15 days of written notice thereof from the Company; or

9.1.2   you commit any act of personal dishonesty, fraud, breach of fiduciary duty or trust; or

9.1.3   you are convicted of, or plead guilty or *nolo contendere* with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; or

9.1.4   you commit any act of personal conduct that, in the reasonable opinion of the Board, gives rise to a material risk of liability under federal or applicable state law for discrimination or sexual or other forms of harassment or other similar liabilities to subordinate employees; or

9.1.5   you commit continued and repeated substantive violations of specific written directions of the Board, which directions are consistent with this Agreement and your position as Executive Chairman, or continued and repeated substantive failure to perform duties assigned by or pursuant to this Agreement; provided that no discharge shall be deemed For Cause under this subsection 9.1.5 unless you first receive written notice from the Company advising you of the specific acts or omissions alleged to constitute violations of written directions or a material failure to perform your duties, and such violations or material failure continue after you shall have had a reasonable opportunity to correct the acts or omissions so complained of; or

9.1.6   you engage in conduct that is demonstrably and materially injurious to the Company Group (as defined below), or that materially harms the reputation or financial position of the Company Group (as defined below), unless the conduct in question was undertaken in good faith on an informed basis with due care and with a rational business purpose and based upon the honest belief that such conduct was in the best interest of the Company Group (as defined below); or

9.1.7   you are found liable in any Securities and Exchange Commission ("SEC") or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not you admit or deny liability) where the conduct that is the subject of such action is demonstrably and materially injurious to the Company Group (as defined below); or

9.1.8   you (i) obstruct or impede, (ii) endeavor to influence, obstruct or impede, or (iii) fail to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an "Investigation") (however, your failure to waive attorney-client privilege relating to communications with your own attorney in connection with an Investigation shall not constitute "Cause"); or

9.1.9   you made any material misrepresentations (or omissions) in connection with your resume and other documents which may have been provided by you, and oral statements regarding your employment history, education and experience, in determining to enter into the Agreement.

9.2   "Company Group" means the Company and each corporation or entity controlled directly or indirectly by the Company.

10.   Employment "At Will." Nothing in this Agreement constitutes a promise of continued employment or employment for a specified term. By discussing the terms of employment with the Company outlined herein, you agree and acknowledge that your employment relationship with the Company would be at will.

11.   Non-Solicitation. During the period from the date your employment with the Company terminates through the second anniversary of such date, you will not directly or indirectly, either alone or by action in concert with others: (a) induce or attempt to influence any employee of any member of the Company Group to terminate his or her employment with any member of the Company Group; (b) employ or offer employment to any person who was employed by any member of the Company Group at the time of termination of your employment with the Company; or (c) induce or attempt to induce any customer, supplier, licensee or other business relationship of any member of the Company Group to cease or reduce its business with any member of the Company Group, or in any way interfere with the relationship between any such customer, supplier, licensee or business relationship and any member of the Company Group; or (d) solicit business from any of the Company's customers.

12.   Confidentiality. You agree not to disclose or use at any time (whether during or after your employment with the Company) for your own benefit or purposes or the benefit or purposes of any other person any non-public information regarding the Company Group and its business, operations, assets, financial condition and properties, including, without limitation, trade secrets,

business plans, policies, pricing information and customer data, provided that the foregoing covenant shall not restrict you from disclosing information to the extent required by law. You agree that upon termination of your employment with the Company for any reason, you will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company Group except that you may retain personal notes, notebooks, diaries, rolodexes and addresses and phone numbers. You further agree that you will not retain or use for your account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of any member of the Company Group.

13.   Clawback Provisions. You agree to repay or forfeit, to the fullest extent permitted by law, any bonus, incentive payment, equity award or other compensation has been awarded or received if each of the following three elements is satisfied:

        13.1   the payment, grant or vesting of such compensation was based upon the achievement of financial results that were subsequently the subject of a restatement of financial statements of the Company filed with the SEC, or the amount of the award was based upon the achievement of financial results which subsequently were determined to have been overstated;

        13.2   the Board determines in its reasonable discretion, exercised in good faith, that you engaged in fraud, intentional misconduct or an intentional violation of law or the Company policy that caused or contributed to the need for the restatement or caused or contributed to the overstatement of the financial results; and

        13.3   the Board determines in its reasonable discretion, exercised in good faith, that it is in the best interests of the Company and its stockholders for you to repay or forfeit all or any portion of the bonus, incentive payment, equity award or other compensation.

14.   Withholding. The Company may deduct from any compensation payable to you (including payments made pursuant to Section 9 of this Agreement in connection with or following termination of employment) amounts sufficient to cover your share of applicable federal, state and/or local income tax withholding, old-age and survivors' and other Social Security payments, state disability and other insurance premiums and payments.

15.   Entire Agreement. The foregoing constitutes the entire agreement between you and the Company should you elect to proceed. By ultimately accepting, you and the Company are agreeing to be bound by the terms of this Agreement, and only this Agreement. In other words, you are not accepting the offer based on an understanding or promise, oral or written, which is not contained in this Agreement, as this Agreement would represent the entire agreement and understanding between you and the Company regarding your employment with the Company should you proceed. Any changes to the terms of this Agreement can only be in writing and must be signed by you and either the President and Chief Executive Officer or the Chairman of the Compensation Committee in order to be valid and enforceable. Notwithstanding the foregoing, you acknowledge that the Company has relied on your resume and other documents which may have been provided by you, and oral statements regarding your employment history, education and experience, in determining to enter into the Agreement, and material misrepresentations (or omissions) in connection with such documents may constitute the basis of termination For Cause, as contemplated by the definition of For Cause.

Mr. Ron Valenta
March 16, 2021
Page 6

16.   Governing Law. This Agreement has been made and entered into in the State of California and shall be construed in accordance with the laws of the State of California.

17.   Captions. The various captions of this Agreement are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Agreement.

18.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

We believe that you would be a worthy addition to the Company and are capable of making an outstanding contribution and that we, in turn, can offer you a challenging and rewarding career. We look forward to working together with you.

Very truly yours,

GENERAL FINANCE CORPORATION

                                        Accepted and agreed as of
                                        the date set for above

By   /s/ Susan L. Harris   /s/ Ronald F. Valenta
     Susan L. Harris   Ronald F. Valenta
     Chair of the Compensation Committee

EXHIBIT A

Description of Duties and Responsibilities

- All activities, responsibilities and authority related to the position of Executive Chairman of the Board of Directors;

- Call meetings of the entire Board of Directors, quarterly or as deemed necessary;

- Review the agenda for the Board sessions;

- Preside over the Board sessions;

- Work closely with the Lead Independent Director;

- Annually review succession planning of key senior managers and their likely successors with the directors;

- The Executive Chairman should ensure the CEO, or their designee, should coordinate the information flow to the directors, periodically discuss director satisfaction with board materials with individual directors to other suggestions on materials. Such information shall be distributed at least one week in advance of regular Board meetings and twenty-four hours in advance of any special meeting;

- Review the CEO's strategic plan and provide suggestions and/or recommendations; and

- Assist and advise on capital allocation and procurements.